

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2014

Via E-mail
Andrew S. Mynheer
President
Electric Vehicle Research Corporation.
9309 Mount Logan Court
Las Vegas, Nevada 89131

> **Re:** **Electric Vehicle Research Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 17, 2014**
> **File No. 333-192405**

Dear Mr. Mynheer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

Item 3. Summary Information, Risk Factors and Ratio of Earnings to Fixed Charges

1.   We have considered your response to comment 2 in our letter dated August 14, 2014. Please revise to fully discuss your previous consulting arrangement, including a discussion of your provided research and the fee received in connection therewith. Please revise to state whether such arrangement is ongoing or has been fulfilled. Please also elaborate on additional "paying clients" or, alternatively, revise to clarify that you only have had one consulting arrangement.

Financial Statements

Report of Independent Registered Public Accounting Firm, F-2

2.   Please have your auditors revise their audit report in light of the fact that there are missing dates relevant to the financial statement periods audited as well as to the identification or name of the entity that has been audited. Your response should address needed edits within the first and third paragraphs of the audit report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3404 with any other questions.

Sincerely,

/s/ Kristina Aberg

Kristina Aberg
Attorney-Advisor

cc: Clifford J. Hunt, Esquire
        Law Office of Clifford J. Hunt, P.A.